Exhibit 4.25.1

Confidential Materials omitted and filed separately with the
Securities and Exchange Commission. Asterisks denote omissions.
Amendment 2
to Shareholder Agreement of Altis Semiconductor (designated in Amendment 2 “Altis”)
between Infineon Technologies Holding France and Compagnie IBM France (now “IBM
XXI (SAS)”) dated as of June 24, 1999
(“Shareholders Agreement”);
to the Participation Agreement dated as of June 24, 1999 among Infineon Technologies
AG i.G. and International Business Machines Corporation (designated in Amendment 2
“Infineon” and “IBM”)
(“Participation Agreement”)
and to the Purchase of Products Agreements referred to in Participation Agreement
Section 6.01. Purchase of Products thereof
all as amended pursuant to the Amendment 1 dated June 26 2003 this Amendment 2 hereinafter referred to as “Amendment 2”
effective December 31, 2005.
WHEREAS, Infineon and IBM acknowledge that IBM has agreed to participate in the Process Development Projects pursuant to the 3-Way Agreement with Chartered Semiconductor executed contemporaneously with Amendment 1, and Infineon agreed to take on capacity obligations in the Company as specified in Amendment 1,
WHERAS, the parties now wish to make further changes to their relationship in Altis concerning, inter alia, Altis future disposition and parties entitlement to Altis output,
NOW THEREFORE the foregoing cited agreements are amended as set forth below:
A.	Shareholders Agreement

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1.)	Amend Section 1.02 of the Shareholders Agreement (Additional Definitions) by adding the following terms:

Term	Defined in
“Indebtedness Subject”	Section 6.02 (c)
“Unique Tools”	Section 10.10
“Unique Indebtedness”	Section 6.02 (b)
2.)	Replace Section 6.01 (b) of the Shareholders Agreement (Equity Contributions) by the following:

Except as required pursuant to Section 11.08 (c) (Liquidation), no shareholder shall be obligated to make any Equity Contributions to the Company, other than those set forth on Schedule 6.01 for the Founding Shareholders, unless the Shareholder subscribes for a capital increase.

3.)	Amend Section 6.02 (a), phrase 2 of the Shareholders Agreement as follows (amended parts underlined):

(a).... Except as provided in Sections 6.02 (c), 6.02 (d), 7.01 (a), 10.10 and 11.05, each distribution to the Shareholders shall be made pro rata in accordance with their respective Shareholding Interest Percentages ....

4.)	Add a new sentence at the end of second sentence of Section 6.02(b) of the Shareholders Agreement: “Such Indebtedness shall exclude any Indebtedness deemed unique Indebtedness by reason of such Indebtedness having been incurred for the benefit of only one Shareholder (the “Unique Indebtedness”) (e.g. a Unique Tool purchase or lease for the production of only Infineon products pursuant to the Infineon

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Agreement for Purchase of Products, pursuant further to Section 6.02 of the Participation Agreement).”

5.)	Add a new Section 6.02(c) of the Shareholders Agreement:

“Upon a creditor Shareholder for Unique Indebtedness ceasing to be a Shareholder, the remaining Shareholder shall have the option to continue to enjoy all or part of the benefit of whatever the Unique Indebtedness was used to obtain (the “Indebtedness Subject”). In case and to the extent the remaining Shareholder opts to continue to enjoy any of the benefit of any Indebtedness Subject, the corresponding Unique Indebtedness will remain in place under the applicable terms and conditions of such Unique Indebtedness, but to secure Unique Indebtedness of the creditor Shareholder, the creditor Shareholder shall have a lien on the respective Indebtedness Subjects effective upon the date the Creditor Shareholder ceases to be a Shareholder. To the extent the remaining Shareholder does not opt to continue to enjoy the benefit of such Unique Indebtedness, in whole or in part, at the creditor Shareholder’s request, (i) Altis will transfer the Indebtedness Subjects to the creditor Shareholder and the corresponding Unique Indebtedness will be cancelled in the respective amount; or (ii) Altis will attempt to sell the Indebtedness Subjects, and all proceeds from such sales shall belong to the creditor Shareholder. For avoidance of doubt, to the extent that such transfer of Indebtedness Subjects and disposition value is inadequate to repay the total such Unique Indebtedness, the remaining unpaid Unique Indebtedness will remain forgiven.”

6.)	Add a new Section 6.02 (d) and 6.02 (e) to the Shareholders Agreement as follows:
“(d)	Subject to Section 6.02 (b), to the extent permissible by law, the Shareholders

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shall resolve to distribute all amounts of cash generated by profit to a respective Shareholder that corresponds to the profits specifically allocated to that Shareholder pursuant to Section 7.01 (a).

(e)	Except for profit distributions described in Sections 6.02 (b) and (d), no other distributions will be made in 2008 and 2009 without mutual agreement of Shareholders.”
7.)	Amend the Shareholders Agreement to add new Section 6.04 as follows:

“Until January 1, 2008, in no event will the total capital expenditures of the Company, beyond what is indicated in the year 2003 Business Plan, exceed €[**]. After the [**], all future investments of any kind in Company, whether by equity contribution or otherwise, will be deemed Infineon unique investment and will be made solely by Infineon France Holding. Upon liquidation, any such unique investment will be returned to the Shareholder or its Affiliates and any corresponding Unique Indebtedness will be forgiven.”

8.)	Amend Section 7.01 (a) of the Shareholders Agreement (Allocation of Net Profits and Net Losses) as follows:
(a)	For all Fiscal Years of the Company [**], the net profits and net losses of the Company for each Fiscal Year shall be allocated to the Shareholders pro rata in accordance with their respective Shareholding Interests Percentage.

For [**] and thereafter, the Shareholders shall resolve on an annual basis the allocation of net profits and the net losses of the Company for each Fiscal Year, as such net profits and net losses are determined in the audited annual statements pursuant to Section 8.03 (a), to the Shareholders on the basis of the following allocation methodology:

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(i)	All net amounts resulting from a disposition of IBM Unique Tools or Infineon Unique Tools exceeding the net book value of such Unique Tools shall exclusively be allocated to the respective Shareholder whose Unique Tools exceed the net book value of such Unique Tools;

(ii)	All net profit of Altis Semiconductor in 2007 resulting from the [**]% mark-up will be divided between the Shareholders according to the Shareholder’s Shareholding Interest Percentage. Prior to distribution, an amount of € [**] for asset usage fee will be subtracted from Infineon Shareholder’s share of profits and allocated to IBM XXI (SAS).

(iii)	All of the net profit in [**] resulting from
(1)	the [**]% mark-up paid by the Infineon France Shareholder and its Affiliates in accordance with the Infineon Agreement for Product Purchase minus

(2)	an amount of € [**] for calendar year [**] and an amount of €[**] for calendar year [**] to IBM XXI (SAS) in consideration of asset usage (see (iv) below) minus

(3)	that part of the interest income that corresponds to the Shareholding Interest of IBM XXI (SAS) on the cash and cash equivalents of Altis for each Fiscal Year, or in case IBM exercises its option pursuant to Section 9.04(c) below, half of the interest income will be allocated to Infineon France Shareholder.

(iv)	(1) The net profit provided for in 7.01 (a) (ii) first sentence above for [**] plus an amount of €[**] for the second half of calendar year [**], (2) the [**]% mark-up paid by IBM XXI and its Affiliates in accordance with the IBM Agreement for Purchase of Products for calendar year [**] plus

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an amount of €[**] for calendar year 2008 and (3) the [**]% mark-up paid by IBM XXI and its Affiliates in accordance with the IBM Agreement for Purchase of Products for calendar year [**] plus an amount of €[**] for calendar year [**] (4) that part of all interest income that corresponds to the Shareholding Interest of IBM XXI (SAS) on cash and cash equivalents of Altis for each Fiscal Year (or, in case IBM exercises its option pursuant to Section 9.04 (c) below, half of the interest income), will be allocated to IBM XXI (SAS).

(v)	For the avoidance of doubt, unless explicitly set out otherwise in this Agreement, the interest income shall always be allocated to the Shareholders pro rata in accordance with their respective Shareholding Interest Percentage.
The cash generated from the profit of the Company will be distributed in accordance with Section 6.02.
9.)	Add to the Shareholders Agreement a new Section 9.04 as follows:

IBM Sale Rights. After [**] and prior to [**], IBM XXI (SAS) shall have the right to exercise either of the following rights upon three months prior written notice:
(a)	IBM XXI (SAS) may request Infineon France Shareholder to purchase that part of the Shareholding Interest held by IBM XXI (SAS) (except for a Shareholding Interest of 10% of the Company) for a purchase price of €[**] and a payment by IBM XXI (SAS) to the Infineon France Shareholder of €[**] million minus a pro rata share of the Common Working Capital. Such pro rata share of the Common Working Capital shall correspond to the pro rata share of the Shareholding Interest sold to Infineon France Shareholder. For the purposes hereof, Common Working

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Capital shall mean the sum of the Company’s cash, cash equivalents and net working capital minus only the work-in progress and such part of the accounts receivable that resulted from the depreciation on the Unique Indebtedness Subjects and 5% mark-up paid by the respective parties to the IBM and Infineon Agreements for Purchase of Products (see calculation model in Exhibit 1), all as shown in the Company’s preceding unaudited quarterly statement pursuant to Section 8.03 (b). In case IBM XXI (SAS) exercises this option,
(i)	IBM XXI (SAS) shall in any case continue to hold a Shareholding Interest of 10% of the total Shareholding Interest Company;

(ii)	IBM XXI (SAS) remains liable to the Company for its share of the total cost of dissolving Company pursuant to the Operative Documents, as amended, minus €[**]; this obligation expires if the Infineon France Shareholder continues the operation of Altis after [**] or requests the Company to postpone the liquidation so as to begin after [**];

(iii)	the Infineon France Shareholder shall have no obligation to pay back any part of the payment by IBM XXI (SAS) in case that the closure is not consummated within the contemplated time schedule or that the actual closure cost are lower than currently expected;

(iv)	IBM XXI (SAS) and Infineon France Shareholder shall remain jointly responsible to actively assist and work with the Company in all aspects of the closure, including negotiations with the workers’ associations and government offices.
(b)	Subject to the procedures described in Section 9.03, IBM XXI (SAS) may sell all of its Shareholding Interest and Compagnie IBM France may sell all of its Shareholding Interest in IBM XXI (SAS) to a third party together with up to 50% of the manufacturing capacity of the Company, provided that the third party fulfills

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the following requirements: (i) has market capitalization in excess of $[**] million at the time of purchase of IBM XXI (SAS)’s Shareholding Interest, (ii) has [**] years immediately preceding purchase of IBM XXI (SAS)’s Shareholding Interest of positive earnings before taxes and before restructuring costs of at least € [**]; (iii) has [**] years immediately preceding the purchase of IBM XXI (SAS)’s Shareholder Interest of positive cash flow from operations; (iv) has cash and cash equivalents and net working capital sufficient to purchase IBM XXI (SAS)’s Shareholding Interest plus, at the time of purchase of IBM XXI (SAS)’s Shareholding Interest, an amount of cash and cash equivalents and net working capital sufficient to cover 1 year of net operating cash needs of Altis plus €[**] million; (v) has had business scope including semiconductors for the [**] years preceding the purchase of IBM XXI (SAS)’s Shareholding Interest; (vi) has a debt equity ratio not worse than [**]; (vii) assumes by novation at the closing of this transaction with appropriate Infineon contracting Party all obligations of IBM XXI (SAS) under the Operative Documents, as amended, and all other agreements and shareholder resolutions pertaining directly or indirectly to the Company by which IBM XXI (SAS) or any of its Affiliates is bound and (viii) in the event that Infineon has elected to continue beyond [**], reaches a good faith agreement with Infineon concerning the post [**] costs of dissolving and liquidation of Altis. In case IBM XXI (SAS) exercises this option,
(i)	the manufacturing capacity allocated to the Infineon France Shareholder and its Affiliates shall not be reduced more quickly than to [**]% within 6 months after the purchase by the third party and to [**]% within 12 months after the purchase by the third party, each without prior written consent of the Infineon France Shareholder;

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(ii)	Infineon France Shareholder and its Affiliates shall be indemnified, due to the change in the foregoing Shareholder, depending on the technology, up to

Technology	Limit per part number
Technology C9	€[**]
Technology C10	€[**]
Technology C11	€[**]
The total indemnification liability for the foregoing indemnification in this Section 9) (b) (ii) will be €[**] in the aggregate for all costs and losses arising out of the change of the foregoing Shareholder and resulting operational changes, so far as such costs or losses are resulting from relocating the manufacture of Infineon France Shareholder’s and its Affiliates’ products to other sites from the Facility (e.g. porting, re-qualification) and arise within 12 months after sale to a third party. A condition of IBM XXI (SAS) or its Affiliates having to indemnify pursuant to this Section 9.) (c)(ii) is that IBM XXI (SAS) or its Affiliates has the option to fill Product demand (excluding C9 Flash and C11) that is a candidate for such relocation provided that for Products, the price billed Infineon and its Affiliates will not exceed Altis’ cost; and for masks, the IBM price for masks is competitive with that of Infineon’s third party sources for masks.. This option to fill such candidate demand is subject to any conflicting obligation of Infineon to purchase masks elsewhere which conflicting obligation is in existence Effective Date of this Amendment;

(iii)	The asset usage fee as provided for in Section 7.01 (a) (iii) will be assigned by IBM XXI (SAS) to any purchaser of its Shareholding Interest for application to Altis. The purchaser may only request payment of the asset usage fee to the

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extent Altis continues using more than 50% of the common tools for products of Infineon France Shareholder and its Affiliates.
IBM XXI (SAS) shall notify the Infineon France Shareholder of any offer to purchase said Shareholding Interest deemed serious by IBM XXI (SAS) received from or similarly serious interest expressed by any third party, and shall keep the Infineon France Shareholder reasonably informed regarding the progress of IBM XXI (SAS)’s negotiations with the third party. IBM XXI (SAS) will, upon written request of Infineon France Shareholder, undertake to introduce Infineon France Shareholder to such prospect, if practicable.

(c)	IBM XXI (SAS) may request the Infineon France Shareholder to purchase fractions of its Shareholding Interest each fraction amounting to 10% of the total Shareholding Interests of the Company, provided that IBM XXI (SAS) shall in any case continue to hold a Shareholding Interest of 10% of the total Shareholding Interests of the Company until liquidation of the Company. IBM XXI (SAS) may exercise such option only once per calendar quarter. In case IBM XXI (SAS) exercises this option,
(i)	the Infineon France Shareholder shall pay a purchase price of €[**] for each 10% fraction;

(ii)	IBM XXI (SAS) remains fully liable to Company for its share of the total cost of dissolving Company pursuant to Section 11.08 (c).

(iii)	IBM XXI (SAS) shall remain entitled to exercise the sale right described in Section 9.04 (a) and 9.04 (b) in addition to exercising the foregoing option.

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(d)	The mechanics of the sale under the sale rights in Sections 9.04 (a) and (c) will be in accordance with Section 10.07 (a) and (b) as if these Sections 9.04 (a) and (c) were cited in the second line of each.

(e)	Irrespective of any exercise of a sale right, IBM XXI (SAS) and its Affiliates will in any case remain obligated, in accordance with the Operative Documents, as amended, for its share of the environmental clean-up costs for contamination which is caused up to the date of sale to Infineon France Shareholder or a third party. Notwithstanding the foregoing, under no circumstances will IBM XXI (SAS) or its Affiliates ever be responsible for any environmental clean-up costs for contamination which is caused after [**], provided that (i) an environmental audit report is established as of [**], and (ii) IBM XXI (SAS) and its Affiliates do not purchase products from Altis after [**]. After [**], each Shareholder’s liability for environmental clean-up costs for contamination caused after [**] at Altis will be based on the proportion of wafers purchased by the respective Shareholder and their Affiliates in the period when the contamination first occurred.
10.)	Add a new Section 10.10 to the Shareholders Agreement as follows:

“Disposition of Unique Tools. Each Shareholder shall have the right to cause the Company to sell the tools which are allocated to it (“Unique Tools”), for at least the net book value of such Unique Tools, either to one of its Affiliates or to a third party. Any profit achieved by a sale above the net book value shall be allocated and distributed to the respective Shareholder to whom the Unique Tool belongs. Any proceeds received from such sale shall be used to retire the Unique Indebtedness pertaining to such Unique Tools sold. To the extent the proceeds are not sufficient to

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retire the Unique Indebtedness pertaining to such Unique Tools sold, such Unique Indebtedness shall be forgiven.

11.)	Add a new Section 11.04 (c) of the Shareholders Agreement as follows:
“The Company’s common assets to be offered to the Shareholders pursuant to Section 11.04 (a) above shall be offered to them in accordance with the following:

(i)	The Shareholders shall cause the Company to prepare a list of assets to be disposed by the Company.

(ii)	Each Shareholder shall then within 30 days identify those assets which it would like to acquire.

(iii)	In case more than one Shareholder is interested in any specific common asset, then both parties shall negotiate a good faith solution which is equally beneficial for both parties.

(iv)	Unique Tools shall always be sold pursuant to Section 10.10.

(v)	All assets may be sold to a Shareholder or an Affiliate and shall be sold in such case at book value (assuming that this represents the fair market value).
12.)	Amend Section 11.05 (a) of the Shareholders Agreement to correct two inaccurate references in Section 11.05: The references to Section 7.02 in the last two sentences of Section 11.05 (a) shall be to Section 7.01 instead.

13.)	Replace Section 11.08 of Amendment 1 to the Shareholders Agreement as follows:

Section 11.08 Additional Purchase of Shareholder Interest/Dissolution Rights

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In addition to any other rights of the parties pursuant to the Operative Documents, as amended, and only for the purpose of establishing the amount due upon the purchase of a Shareholders interest as set forth below, and to provide for any other rights and obligations expressly provided for herein, or failing such purchase, the steps involved and amounts due upon resultant dissolution, not later than [**], the Infineon France Shareholder and IBM XXI (SAS) will discuss the future of the Company. Not later than [**], Infineon France Shareholder will notify IBM XXI (SAS) whether Infineon France Shareholder will continue the operation of the Company after [**].
(a)	In the event Infineon elects to so continue, the Infineon France Shareholder shall have the option to purchase the IBM France Shareholder’s interest in the Company and assume all liabilities of IBM France Shareholder and its Affiliates for the Company (except environmental clean-up cost liabilities) at any time before the end of [**] by providing the IBM France Shareholder three (3) months prior written notice. In such event, the payment to the IBM France Shareholder will be an amount equal to the current equity and debt on Altis’ balance sheet (net book value) due to the IBM France Shareholder on the date of purchase.

In the event Infineon elects to so continue, and that IBM has not exercised its option in Section 9.04(a), then Infineon will be granted an option in [**] changing the purchase price referenced above from the aforementioned net book value to a mutually agreed upon Fair Market Value.

In such event, Fair Market Value will be evaluated both inclusive of and exclusive of dissolution and liquidation costs in accordance with the Operative Documents including costs pursuant to 11.08 (c). If the Fair Market Value is positive inclusive

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of the dissolution and liquidation costs, then the purchase price will be at Fair Market Value inclusive of dissolution and liquidation costs. If the Fair Market Value is negative inclusive of the dissolution and liquidation cost then the purchase price will be at Fair Market Value exclusive of dissolution and liquidation costs (however in no case higher than net book value). However in this case, the parties will also mutually agree in [**] to a reasonable discounted payment by IBM to be made in [**] or at the earlier of end of the life of Altis or 4 years, at IBM’s option.

If this discounted payment is made by IBM in [**], the basis prior to discount will be the estimated and agreed upon dissolution and liquidation costs at that time, with IBM’s share being discounted a of €[**] due to the purchase by Infineon.

If the payment is made at the earlier of the end of life of Altis or 4 years IBM, at IBM’s option, may choose to apply the €[**] discount to the lower of the [**] dissolution and liquidation cost or the dissolution and liquidation cost at the earlier of the end of life of Altis or 4 years as applicable.

(b)	In the event the Infineon France Shareholder elects not to so continue (which election, as provided for herein, would be deemed unanimous written consent of the Shareholders pursuant to Section 11.02 of the Shareholders Agreement), a six month wind-down period of the operations of the Company will commence on [**]. The last wafer out of the Company will be not later than [**]. A period of winding-up the affairs of the Company will begin on [**] and will end upon service upon the Shareholders by the Company of a copy of the Cloture de la Liquidation or [**], whichever is earlier. For avoidance of doubt, the dissolution

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of the Company will be in accordance with Sections 11.04 through Section 11.07 inclusive (unless otherwise provided in the Operational Agreements, as amended). For the avoidance of doubt, this Section 11.08 (b) will also apply to such third party if IBM XXI (SAS) has sold its Shareholding Interest to a third party.

(c)	In the event the Infineon France Shareholder elects not to continue, the Shareholders will jointly determine the total cost of liquidating and dissolving the Company (excluding site environmental cleanup costs but including, for the avoidance of doubt, the running cost after last wafer out) consistent with Section 11.04 of the Shareholders Agreement. Each of the Shareholders shall bear 50% with the provison that:
(i)	each Shareholder owning Unique Tools will be debited with the cost associated with losses resulting from the sale of its Unique Tools and will be credited with the profits resulting from the sale of its Unique Tools;

(ii)	all work in progress will be the responsibility of and for the benefit of the ordering Buyer of the finished product to which it is related under the Infineon Agreement for Purchase of Products;

(iii)	In case IBM (XXI) SAS exercises its option under Section 9.04 (a), IBM (XXI) SAS will be credited with an equitable allocation of cash resulting only from the depreciation of common assets accumulated in Altis for the period between the date of the share transfer by IBM (XXI) SAS to the Infineon France Shareholder and the dissolution of Altis minus any distributions pursuant to Sections 6.02 (b) and (d) which have actually been distributed to IBM (XXI) SAS. Such equitable allocation will be representative of each Shareholder’s equity. For purposes of this allocation, a 70% loading

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in of Altis will be assumed for the period between share transfer and dissolution.

(iv)	In case IBM (XXI) SAS exercises its option under Section 9.04 (c) and does not exercise any of its other options under Section 9.04, IBM (XXI) SAS will be credited with an amount equaling half of the net cash and the net working capital of Altis minus any distributions pursuant to Sections 6.02 (b) and (d) which have actually been distributed to IBM (XXI) SAS.
Each Shareholder or its Affiliates shall contribute (for cash items, contributions will be in cash as reimbursement of cost or in cash as investment capital, as appropriate) to the Company an amount equaling the liquidation and dissolution cost allocated to it pursuant to the above to the extent such allocated cost exceed the share of the respective Shareholder in the capital, additional paid-in capital and retained earnings of the Company (provided there has been no prior agreement altering the Shareholders’ rights in the capital, additional paid in capital and retained earnings of the Company).

(d)	Notwithstanding the effects of the application of Section 11.08(b) and Section 11.08(c) upon the financial aspects of dissolving the Company pursuant to Section 11.08, and whether or not Section 11.08(b) and 11.08(c) have been applied fully, Infineon France Shareholder will pay to IBM XXI (SAS) the amount of €[**] not later than [**] in consideration for IBM’s agreeing to extend its partnership with Infineon in Altis until [**], subject to the provisions of the Operative Documents, as amended.

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14.)	Infineon and IBM undertake to promptly fulfill all obligations of their respective Affiliates under this Amendment 2 if such Affiliates do not fulfill their respective obligations themselves.
B	Participation Agreement

1.	Add after the first sentence of Section 6.01(b) of the Participation Agreement:

“Starting in [**], Compagnie IBM France’s and its Affiliates’ entitlement and obligation to purchase Products will begin to decline, ending completely in [**]. Correspondingly, Infineon Technologies Holding France’s and its Affiliates’ entitlement and obligation will increase. The schedule for such modification to the obligations set forth in the Participation Agreement will occur as follows and the Business Plan will be deemed to so reflect:

Average Product Purchase Percentage
Infineon
Year	Compagnie IBM France	Technologies Holding France
2004	[**]%	[**]%
2005	[**]%	[**]%
2006	[**]%	[**]%
2007 to 2009	[**]%	[**]%
Within each year, the decline and corresponding increase will be approximately linear by month (i.e. 1/12 of the total per calendar month). The number of wafers represented by the above percentages for Compagnie IBM France and its Affiliates are based on the total capacity of the Company.

2.	Amend the Section 6.02 of the Participation Agreement as follows:

“In case one of the Shareholders is responsible for 100% of the total Capacity of Altis, this respective Shareholder can introduce into Altis semiconductor technology and

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products not theretofore present in Altis without Shareholders Council unanimous approval, provided such Shareholder bears all costs, expenses, investments and the personnel increases (including any subsequent lay-off costs therefor) thereof to Altis.”

3.	After the Effective Date of this Amendment, IBM Buyer will have the option to increase its Capacity Allocation to [**] wafer starts per day for the first half of [**] provided IBM gives written notice to Company and Infineon France Holding not later than [**]. IBM Buyer will also have the additional option to increase its Capacity Allocation to [**] wafer starts per day for the second half of [**] provided IBM gives written notice to Company and Infineon France Holding not later than [**].

After January 1, [**], upon 2 months prior written notice to the Company and Infineon France Holding, IBM Buyer will have the option to increase its Capacity Allocation to [**]% of the manufacturing capacity of the Facility to the extent that such part of the manufacturing capacity of the Facility is not used or planned to be used by Infineon France Holding or its Affiliates.

If IBM Buyer exercises any of the options above, the entitlement and obligation (Average Product Purchase Percentage above) of Infineon Shareholder France and its Affiliates will be reduced accordingly.

4.	In case IBM XXI (SAS) exercises its option pursuant to Section 9.04 (b) of the Shareholder’s Agreement, the third party acquirer’s entitlement to and obligation regarding manufacturing capacity will automatically be increased from zero to [**]% of the then current manufacturing capacity of the Facility by the end of the first 6 months after the transfer of the Shareholding Interest, and to [**]% of the then (i.e. at 6 months) current manufacturing capacity of the Facility by the end of 12 months after the transfer of the Shareholding Interest. With three months prior written notice to

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Infineon, the third party acquirer will have the option after the transfer of the shares pursuant to Section 9.04 (b) to increase (over the zero starting capacity) its total entitlement and obligation provided for above to [**]% by the end of the first 6 months and to [**]% by the end of 12 months after the transfer of the Shareholding Interest. In all cases above, the entitlement to and obligation regarding manufacturing capacity of Infineon Technologies France and its Affiliates will be reduced accordingly. For the avoidance of doubt, unless otherwise mutually agreed between the third party and Infineon, the third party may use its share of the manufacturing capacity of the Facility on common technologies (excluding C9 flash and [**]) and common tools only.

C.	Product Purchase Agreements

1.	Change Section 3.06 in the Purchase of Products Agreement between Compagnie IBM France and the Company, Term of Agreement, to read:

“The term of this Agreement will end on December 31, 2007, subject to extension until December 31, 2009 by the IBM Buyer options set forth below in Section 8.7, as such Agreement for Purchase of Products is amended by such option’s provisions.”

2.	Common Depreciation Cost is defined in the new Section 8.7 of the IBM Agreement for Purchase of Products below.

3	Change Sections 1.14 - Capacity Allocation — the Purchase of Products Agreements of Compagnie IBM France and Infineon Technologies Aktiengellschaft i.G. by adding at its end: “Each Shareholder and its Affiliates shall be entitled to and obliged to purchase Products utilizing 50% of the manufacturing capacity of the Facility. Starting in [**], Compagnie IBM France’s and its Affiliates’ entitlement and obligation to purchase

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Products will begin to decline, ending completely in [**]. Correspondingly, Infineon Technologies Holding France’s and its Affiliates’ entitlement and obligation will increase. The schedule for such modification to the obligations set forth in the Participation Agreement will occur as follows and the Business Plan will be deemed to so reflect:

Average Product Purchase Percentage
Infineon
Year	Compagnie IBM France	Technologies Holding France
2004	[**]%	[**]%
2005	[**]%	[**]%
2006	[**]%	[**]%
2007 to 2009	[**]%	[**]%
Within each year, the decline and corresponding increase will be approximately linear by month (i.e. 1/12 of the total per calendar month). The number of wafers represented by the above percentages of Compagnie IBM France and its Affiliates are based on the total capacity of the Company.

After the Effective Date of this Amendment, IBM Buyer will have the option to increase its Capacity Allocation to [**] wafer starts per day for the first half of [**] provided IBM gives written notice to Company and Infineon France Holding not later than June 30, [**]. IBM Buyer will also have the additional option to increase its Capacity Allocation to [**] wafer starts per day for the second half of [**] provided IBM gives written notice to Company and Infineon France Holding not later than [**] After [**], upon 2 months prior written notice to the Company and Infineon Technologies Holding France, IBM has the right and obligation to increase its Capacity Allocation to [**]% of the manufacturing capacity of the Facility to the extent that such part of the manufacturing capacity of the Facility is not used or planned to be used by Infineon Technologies Holding France and its Affiliates. If the IBM Buyer exercises any

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of the options above, the right and obligation (Average Product Purchase Percentage above) of Infineon Technologies Holding France and its Affiliates is reduced accordingly.

In case IBM XXI (SAS) exercises its option pursuant to Section 9.04 (b) of the Shareholder’s Agreement, the third party acquirer’s entitlement to and obligation regarding manufacturing capacity will automatically be increased from zero to [**]% of the then current manufacturing capacity of the Facility by the end of the first 6 months after the transfer of the Shareholding Interest, and to [**]% of the then (i.e. at 6 months) current manufacturing capacity of the Facility by the end of 12 months after the transfer of the Shareholding Interest. With three months prior written notice to Infineon, the third party acquirer will have the option after the transfer of the shares pursuant to Section 9.04 (b) to increase (over the zero starting capacity) its total entitlement and obligation provided for above to [**]% by the end of the first 6 months and to [**]% by the end of 12 months after the transfer of the Shareholding Interest. In all cases above, the entitlement to and obligation regarding manufacturing capacity of Infineon Technologies France and its Affiliates will be reduced accordingly.”

5.	Add a new Section 8.7 to the Product Purchase Agreements as follows:
“8.7	After [**], IBM Buyer has to right to load Company up to a maximum of [**]% of the total capacity of Company provided that Infineon notifies IBM that Infineon expects unloaded capacity with two months prior notice.

In case IBM Buyer cannot fill such offered unloaded capacity, IBM Buyer will bear part of the Common Depreciation Cost of the Company as follows: If the loading of the Company is loaded by Infineon or its Affiliates less than

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•	[**]%, then the IBM Buyer will pay Seller an amount of [**]% of the Common Depreciation Cost without mark-up;

•	[**]%, the IBM Buyer will pay Seller an amount of [**]% of the Common Depreciation Cost without mark-up;

•	[**]%, the IBM Buyer will pay Seller an amount of [**]% of the Common Depreciation Cost without mark-up.
(For avoidance of doubt, Infineon will pay the inverse of the percentages stated above.) For the purposes hereof, “Common Depreciation Cost” shall mean depreciation costs for the common assets.”

6.	Amend Section 37.1 of the Infineon Agreement for Purchase of Products:

In case, one of the Shareholders is responsible for 100% of the total Capacity of Altis, this respective Shareholder can introduce into Altis semiconductor technology or products not theretofore present in Altis without Shareholders Council unanimously approval, provided such Shareholder bears all costs, expenses, investments, and the personnel increases (including any subsequent [**] costs therefor) thereof to Altis.

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D.	DEFINITIONS, RULES OF CONSTRUCTION AND DOCUMENTARY CONVENTIONS
The first sentence of the definition of “Appraised Value” shall be amended as follows:
“Appraised Value” means the appraisal of the value of the Company based on the current business plan and the relevant business environment (appropriately adjusted to reflect the actual Shareholding Interest in the Company of the relevant Shareholding Interest being evaluated) by one of the two companies: KPMG and Pricewaterhouse Coopers.”
Amendment 1 is replaced by Amendment 2 in its entirety effective on the Effective Date of this Amendment except that the second paragraph of Section A.1.)(a.) and Sections A. 1.)(c.) will be retained. Unless amended by this Amendment 2 to the Shareholders Agreement, et al., all provisions of the Operative Documents, as amended, shall remain in full force and effect as herein amended, and together constitute the entire agreement of the parties hereto regarding their subject matter and supercede all prior written and oral agreements and understandings with respect to such subject matter. For avoidance of doubt, Amendment 2 incorporates by the reference Appendix A, Definitions, Rules of Construction and Documentary Conventions. Facsimile signatures below shall have the same effect as original signatures. Both Shareholders are under a general obligation to vote and to cause their representatives in the Shareholder Council to vote in favor of all resolutions and to undertake all other measures as required to implement the requirements of this Amendment. To the extent that any legal formalities such as a meeting and positive vote of the Shareholders Council is necessary to effectuate any of the

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foregoing, the signatories to Amendment 2 to the Shareholders Agreement, et al., agree to so act to effectuate this Amendment.
Exhibit 1: Common Working Capital
19th December 2005
In witness whereof, Amendment 2 to the Shareholders Agreement, et al., has been executed and delivered by each party as of the date first above written.

	Infineon Technologies		IBM XXI (SAS)
Holding France

By	/s/De Franicieu De Franicieu	By	/s/Francoise Gri Francoise Gri
President & Managing Director

	Infineon Technologies AG		IBM

By	/s/Michael Ruth /s/Peter Gruber	By	/s/Francoise Gri
Michael Ruth Peter Gruber			Francoise Gri
Senior Vice President Group Vice President

Compagnie IBM France

By	/s/Douglas Grose Douglas Grose

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Exhibit 1: Common Working Capital
[**]
Assumptions:
[**]
Definitions:
[**]
Formula:
[**]

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